Exhibit 99.1

Cyberkinetics Announces Second Quarter Results
FOXBOROUGH, MA, August 8, 2005 (BUSINESS WIRE) — Cyberkinetics Neurotechnology Systems, Inc. (OTCBB — CYKN) today announced financial results for the second quarter ended June 30, 2005, and provided an update on its key development programs.
Product revenues for the three months ended June 30, 2005 were $127,000 as compared to $133,000 for the three months ended June 30, 2004. Grant income for the three months ended June 30, 2005 was $39,000 as compared to $255,000 for the three months ended June 30, 2004. The decrease in grant income was anticipated and resulted from the company’s strategy to transition from Small Business Innovation Research (SBIR) grant contracts to larger contracts that may be available from various federal granting agencies. The net loss applicable to common stockholders for the three months ended June 30, 2005 was $2,414,000, or $0.15 per share, based on 15,718,000 weighted-average common shares outstanding, as compared to $1,741,000, or $0.42 per share, for the three months ended June 30, 2004, based on 4,160,000 weighted-average common shares outstanding. Weighted-average common shares outstanding increased primarily as a result of the conversion of 9,419,000 shares of Series A Redeemable Convertible Preferred Stock in connection with the October 2004 reverse merger, as well as the issuance of 2,000,000 shares of common stock in connection with a private placement in November 2004. On May 4, 2005, the Company drew down $3,000,000 on its line of credit. At June 30, 2005, the Company had cash and cash equivalents of $4,464,000.
“In the second quarter of 2005 Cyberkinetics made important regulatory and clinical advances,” stated Timothy R. Surgenor, Cyberkinetics’ President and Chief Executive Officer. We received FDA clearance to market our NeuroPort™ System, which will be our first clinical product. “NeuroPort is our entry point to the large and growing market for invasive brain monitoring technology. Our plans for the 2006 launch of NeuroPort are on track. The upgrades to our Salt Lake manufacturing facility are almost complete, and we have initiated contact with a number of leading neurologists and neurosurgeons.
“We also made significant progress in the clinical testing and development of our BrainGate™ System during the quarter,” added Surgenor. “I am very pleased to report that we have recently received FDA and IRB approvals to expand the current patient eligibility criteria in the BrainGate clinical trial protocol to include non-speaking participants, as well as individuals with less severe paralysis. Importantly, our thanks go to Matthew Nagle, the first BrainGate trial participant. He recently completed the one year of clinical testing specified by our protocol. As a result of Matthew’s pioneering contributions, we are now advancing from early-stage clinical research to the development of specific applications for BrainGate to benefit the disabled.”
Second Quarter Operational Highlights
NeuroPort™ System — Neural Monitoring System for Acute Applications
•	On April 4, 2005, Cyberkinetics obtained 510(k) clearances of its NeuroPort™ Cortical Microelectrode Array (NeuroPort™ Array) and NeuroPort™ Neural Signal Processor (NeuroPort™ NSP). Taken together, the NeuroPort™ Array and NeuroPort™ NSP comprise a neural monitoring system (the NeuroPort™ System) designed for acute inpatient applications, and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity.

•	The NeuroPort™ System is Cyberkinetics’ first commercial clinical product – an important first step in the Company’s strategy to develop a broad family of products to diagnose, monitor and treat neurological diseases and injuries, including epilepsy, stroke and brain trauma.

•	Also during the second quarter 2005, Cyberkinetics began significant improvements to its Salt Lake City manufacturing facility and quality systems. These improvements to the Company’s manufacturing infrastructure are aimed at meeting or exceeding FDA standards for clinical-grade products. The facility-improvement program remains on schedule to support sales of the NeuroPort™ System in 2006.

•	Through its initial NeuroPort™ marketing activities during the quarter, the Company introduced the capabilities of the NeuroPort™ System to a number of leading neurosurgeons and neurologists. The Company is currently selecting leading centers to participate in the initial launch of the product in 2006.
BrainGate™ System – Direct Brain-Computer Interface for Communication and Control of Other Devices
•	In July 2005, Cyberkinetics received approvals from the FDA (Food and Drug Administration and IRBs (Institutional Review Boards) at all three participating clinical sites to expand the patient eligibility criteria in trial protocol to include non-speaking, or “locked-in,” participants, as well as individuals with less severe paralysis in the upper body. “Locked-in” syndrome is characterized by complete paralysis of voluntary muscles in all parts of the body except for those that control eye movement. The condition may result from traumatic brain injury, disease or from other causes. Individuals with locked-in syndrome are conscious, can think and reason, though they are unable to speak or move. Communication may be possible with blinking eye movements. With the FDA and IRB approvals, the Company expects to be able to recruit from a larger potential pool of patients for the ongoing trial.

•	To date, two participants have enrolled in the BrainGate™ System pilot trial. The first participant successfully completed the one-year testing period according to trial protocol and will have his implant removed later this year. The Company expects to utilize the valuable data collected from the retrieved implant to improve engineering of future products used in the Company’s clinical trials of the BrainGate™ System.

•	There have been no reported adverse events from either participant to date. The Company expects to report data from the second patient, as well as from subsequent participants, at appropriate, peer-reviewed scientific forums.

•	At the Annual Meeting of the American Spinal Injury Association (ASIA) in May 2005, Dr. Steven Williams, presented six-month data related to the first participant in Cyberkinetics’ pilot trial of the BrainGate™ System. Dr. Williams also presented a description of the BrainGate M*Power™ Controller, an interface under development, that is designed to allow a BrainGate System participant to control, by thought alone, a standard wireless computer device to perform a wide variety of tasks, including access to the internet. The new interface is also intended to enable participants to access the BrainGate System on a routine basis without reliance on a technician.

•	In June, the Company reported seven-month results related to the first participant in the BrainGate™ pilot trial at the 9th International Conference on Rehabilitation Robotics (ICORR). The poster presentation included data on the use of newly developed software to automatically sort neuronal signals in approximately two minutes, a significant reduction over the 30-minute time span previously required for technicians to manually sort neuronal signals. This automated process appeared to extract data from more neurons than were previously extracted manually. The automated software element is a critical building block for the Company’s M*Power™ Controller System (M*Power™ Controller).

•	During the quarter, Cyberkinetics initiated active discussions with potential corporate and academic partners for limb-movement applications of BrainGate technology. The goal of these collaborations is to obtain grant contract funding to support further development of the BrainGate System. One of the most important applications of the BrainGate System is currently directed toward the development of limb-movement capability with feedback control. The applications of limb-movement technology could be used for those with spinal cord injuries, amputations or for rehabilitation.
Research Business – Neural Monitoring and Recording for Neuroscience Research
•	On June 1, 2005, Cyberkinetics announced that the Company had contracted with Alpha Omega Engineering Ltd. (Alpha Omega) to serve as a non-exclusive distributor for the company’s line of neuroscience research products. Alpha Omega is a leading supplier of neuroscience systems to the research community both in the United States and in Europe, with product offerings that are complementary to Cyberkinetics’ research products. The supply and distribution agreement supports Cyberkinetics goal of increasing near-term revenues and will provide Cyberkinetics with access to a wide group of neuroscientists in the United States and Europe through an established, reliable and trusted channel.
About Cyberkinetics Neurotechnology Systems, Inc.
Cyberkinetics Neurotechnology Systems, a leader in brain interface technology, is developing products to treat nervous system diseases and disorders by bringing together advances in neuroscience, computer science and engineering. Cyberkinetics’ products are based on over ten years of technology development and cutting-edge neuroscience research at leading academic institutions such as Brown University, the Massachusetts Institute of Technology, Emory University, and the University of Utah.
Cyberkinetics has received FDA clearance to market the NeuroPort™ System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity. The NeuroPort™ System can contribute to the diagnosis and treatment of neurological conditions in patients who have undergone craniotomy by providing neurologists and neurosurgeons a new resource to detect, transmit and analyze neural activity.
Cyberkinetics’ BrainGate™ System is being designed to give severely paralyzed individuals, as well as individuals with motor impairment from a variety of causes, a long-term, direct brain-computer interface for the purpose of communication and control of a computer, assistive devices, and, ultimately, limb movement. Patients are currently being enrolled into a pilot clinical trial to test the BrainGate™ System’s safety and feasibility.
Visit Cyberkinetics’ website for additional information at www.cyberkineticsinc.com.
Forward Looking Safe Harbor Statement
This announcement contains forward-looking statements, including statements about Cyberkinetics’ product development plans and progress, financial status and commercial prospects. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate” or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.

Financial results for the quarter ended June 30, 2005 are summarized in the table below.
Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Revenues:
Product sales	$127,175	$132,710	$376,667	$261,392
Grant income	39,125	255,434	210,923	444,597

Total revenues	166,300	388,144	587,590	705,989

Operating expenses:
Cost of product sales	32,013	50,895	76,669	133,125
Research and development	1,383,982	742,961	2,837,605	1,372,791
Sales and marketing	85,691	72,661	168,183	143,768
General and administrative	989,740	1,050,657	2,076,770	1,693,229

Total operating expenses	2,491,426	1,917,174	5,159,227	3,342,913

Operating loss	(2,325,126)	(1,529,030)	(4,571,637)	(2,636,924)

Other income (expense):
Interest income	17,950	8,940	33,281	21,985
Interest expense	(106,877)	(12,740)	(123,070)	(19,387)

Other (expense) income, net	(88,927)	(3,800)	(89,789)	2,598

Net loss	$(2,414,053)	$(1,532,830)	$(4,661,426)	$(2,634,326)

Dividends and accretion to redemption value of redeemable convertible preferred stock	—	(208,383)	—	(416,766)

Net loss attributable to common stockholders	$(2,414,053)	$(1,741,213)	$(4,661,426)	$(3,051,092)

Basic and diluted net loss attributable to common stockholders per common share	$(0.15)	$(0.42)	$(0.30)	$(0.74)

Shares used in computing basic and diluted net loss attributable to common stockholders per common share	15,718,368	4,159,588	15,694,064	4,102,951

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	June 30,	December 31,
	2005	2004
Assets
Current Assets
Cash and cash equivalents	$4,463,931	$5,232,641
Other current assets	468,501	726,664
Net property and equipment	676,962	549,927
Other assets	250,112	246,871

Total assets	$5,859,506	$6,756,103

Liabilities and stockholders’ equity
Current liabilities	4,154,959	1,308,245
Long-term liabilities	264,372	365,528

Stockholders’ equity:
Common stock, $0.001 par value	17,078	16,939
Additional paid-in-capital	19,797,134	17,835,622
Common stock held in escrow	(13,000)	(13,000)
Deferred stock-based compensation	(1,027,825)	(85,445)
Accumulated deficit	(17,333,212)	(12,671,786)

Total stockholders’ equity	1,440,175	5,082,330

Total liabilities and stockholders’ equity	$5,859,506	$6,756,103

CONTACT:	Cyberkinetics Neurotechnology Systems, Inc.
Elizabeth A. Razee 508-549-9981, Ext. 109
erazee@cyberkineticsinc.com

SOURCE:	Cyberkinetics Neurotechnology Systems, Inc.